ix.com

07023173

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RESVERLOGIX

2007 MAY -2 A 11:03

For Immediate Release

TSX Symbol: **RVX**

B

PROCESSED

MAY 04 2007

THOMSON FINANCIAL

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Resverlogix Announces Milestone ApoA-I/HDL Proof-of-Concept Data

NexVas™ PR lead molecule RVX-208 increases ApoA-I/HDL in monkeys

Calgary, AB April 25, 2007 – Resverlogix Corp. ("Resverlogix") (TSX:RVX) announced today that the Company has released pivotal proof-of-concept data in non-human primates for the NexVas PR program. Interim results from a long term study in adult African Green monkeys demonstrate that oral administration once daily of RVX-208 for 28 days increased the levels of serum ApoA-I and HDL-cholesterol. Serum ApoA-I increased by 52% and high-density lipoprotein (HDL) cholesterol increased by 95% with RVX-208 treatment. Data collected at Day 42 demonstrated a sustained treatment effect. This data coupled with the recently announced toxicology data represents a significant achievement and further highlights the value of the Company's proprietary small molecule platform.

Dr. Jan Johansson, MD, PhD, Senior Vice President Clinical Affairs, Resverlogix said, "The adult African Green monkey model is the model of choice, deemed to be highly predictive for lipid effects in humans. We utilized three different analyses to assess RVX-208 treatment. Separate and together they show a targeted increase in serum ApoA-I/HDL. This represents a milestone result for RVX-208, which is clearly differentiated from existing therapeutics used in the management of cardiovascular diseases. We have now established proof-of-principle for the efficacy of RVX-208 and are well positioned to optimize the design and execution of our clinical studies."

Mr. Donald McCaffrey, President and CEO, Resverlogix stated, "Following these results we will aggressively steer RVX-208, a new class of cardiovascular drugs, into the clinic to meet the medical needs for patients with grievous cardiovascular disease." Mr. McCaffrey noted, "This unique class of molecules, which we have developed, enhances the transcription of ApoA-I. The resulting new therapeutics will provide specialists with a new arsenal to combat cardiovascular disease, dramatically changing the way cardiovascular disease is treated. With these pronounced and quick ApoA-I/HDL increases in monkeys, we expect similar findings in the upcoming human clinical trials."

About ApoA-I

Apolipoprotein A-I (ApoA-I) is the primary component in high-density lipoprotein (HDL) cholesterol, the "good cholesterol". In numerous human studies ApoA-I has demonstrated that it is the key cardioprotective protein and fundamental building block for building functional HDL. Functional HDL is a subclass of HDL particles with the capacity to remove cholesterol from the arteries. Enhanced levels of ApoA-I and HDL in combination are now emerging as the new validated target for reducing cardiovascular disease risk.

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company in the development of novel therapies for important global medical markets with significant unmet medical needs. The Company's primary focus is to conduct leading research, development and commercialization of novel therapeutics that enhance ApoA-I to address atherosclerosis, the main underlying cause of cardiovascular disease (CVD), The Company's secondary focus is TGF-Beta Shield™, a program that aims to address the unmet medical needs of burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information, please visit our web site at www.resverlogix.com.

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This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@Resverlogix.com

Kenneth Lebioda
SVP, Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Ken@Resverlogix.com

Website: www.resverlogix.com

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Form 51-102F3
Material Change Report

RECEIVED

2007 MAY -2 A 11:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. **Name and Address of Company**

   Resverlogix Corp.
   202, 279 Midpark Way SE
   Calgary, AB T2X 1M2

2. **Date of Material Change**

   April 25, 2007

3. **News Release**

   April 25, 2007 via CCN Matthews.

4. **Summary of Material Change**

   Resverlogix Corp. ("Resverlogix" or the "Company"), announced that the Company has released pivotal proof-of-concept data in non-human primates for the NexVas PR program. Interim results from a long term study in adult African Green monkeys demonstrate that oral administration once daily of RVX-208 for 28 days increased the levels of serum ApoA-I and HDL-cholesterol.

5. **Full Description of Material Change**

   Resverlogix Corp. ("Resverlogix" or the "Company"), announced that the Company has released pivotal proof-of-concept data in non-human primates for the NexVas PR program. Interim results from a long term study in adult African Green monkeys demonstrate that oral administration once daily of RVX-208 for 28 days increased the levels of serum ApoA-I and HDL-cholesterol. Serum ApoA-I increased by 52% and high-density lipoprotein (HDL) cholesterol increased by 95% with RVX-208 treatment. Data collected at Day 42 demonstrated a sustained treatment effect. This data coupled with the recently announced toxicology data represents a significant achievement and further highlights the value of the Company's proprietary small molecule platform.

   About ApoA-I
   Apolipoprotein A-I (ApoA-I) is the primary component in high-density lipoprotein (HDL) cholesterol, the "good cholesterol". In numerous human studies ApoA-I has demonstrated that it is the key cardioprotective protein and fundamental building block for building functional HDL. Functional HDL is a subclass of HDL particles with the capacity to remove cholesterol from the arteries. Enhanced levels of ApoA-I and HDL in combination are now emerging as the new validated target for reducing cardiovascular disease risk.

6. **Reliance of subsection 7.1(2) or (3) of National Instrument 51-102**

   N/A

7. **Omitted Information**

   N/A

8. **Executive Officer**

   Donald J. McCaffrey, President and CEO
   Telephone: 403-254-9252

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9. **Date of Report**

April 25, 2007

END